UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 20, 2022

001-36686

(Commission file number)

Forward Pharma A/S

(Translation of registrant’s name into English)

Østergade 24A, 1st Floor

1100 Copenhagen K, Denmark

(Address of principal executive office)

________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ X ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1. Submission of Matters to a Vote of Security Holders

The annual general meeting of the shareholders of Forward Pharma A/S (the “Company”) was held on May 20, 2022 at the Company’s offices, Østergade 24A, 1, 1100 Copenhagen K, Denmark (the “Annual Meeting”). DKK 79,488.02 of the Company's share capital and 7,948,802 votes, respectively, were represented at the Annual Meeting. Results of the Annual Meeting were as follows:

•	The board of directors’ report on the Company’s activities in the past financial year was noted by the Annual Meeting.

•	Adoption of the Company’s audited annual report by 7,940,402 votes in favor, and with 252 votes against and 8,148 abstentions.

•	Adoption of the proposal to carry forward the result of the accounting year 2021 by 7,938,204 votes in favor, and with 6,650 votes against and 3,948 abstentions.

•	Approval of the discharge of the board of directors and the management board by 7,938,372 votes in favor, and with 4,606 votes against and 5,824 abstentions.

•	Election of members to the board of directors:

Re-election of the following members to the board of directors as follows:

•	Florian Schönharting (7,059,046 votes in favor, 0 against and 889,756 abstentions)

•	Duncan Moore (7,926,836 votes in favor, 0 against and 21,966 abstentions)

•	Torsten Goesch (7,664,784 votes in favor, 0 against and 284,018 abstentions)

•	Grant Hellier Lawrence (7,934,760 votes in favor, 0 against and 14,042 abstentions)

•	Jakob Mosegaard Larsen (7,933,500 votes in favor, 0 against and 15,302 abstentions)

•	Re-election of Ernst & Young Godkendt Revisionspartnerselskab as the Company’s independent registered public accounting firm with 7,930,868 votes in favor, 0 against and 17,934 abstentions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2022	Forward Pharma A/S

	By:	/s/ Claus Bo Svendsen
Name: Claus Bo Svendsen
Title: Chief Executive Officer